Golden River Resources Corporation
                                                          A Delaware Corporation
                                           -------------------------------------
                                           Level 8, 580 St Kilda Road, Melbourne
                                                        Victoria 3004, Australia

                                              PO Box 6315, St Kilda Road Central
                                             Melbourne, Victoria 8008, Australia

                                                      Telephone: +61 3 8532 2860
                                                      Facsimile: +61 3 8532 2805
                                        Email: investor@goldenriverresources.com

September 12, 2008


VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Jill Davis, Esq.
         Mail Stop 7010

         Re:      Golden River Resources Corporation
                  Form 10-KSB for the Fiscal Year Ended June 30, 2006 Filed September 28, 2006
                  Form 10-KSB for the Fiscal Year Ended June 30, 2007 Filed September 27, 2007
                  Response letter dated March 3, 2008
                  File No. 000-16097


Ladies and Gentlemen:

On behalf of Golden River Resources Corporation, a Delaware corporation ("GRR" or the "Company"), we advise that in relation to the Staff's comment letter dated May 20, 2008 with respect to the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006 (the "Form 10-KSB") and its Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2006 (the "Form 10-QSB") that the Company will file its response during the week commencing September 15, 2008. The Company has been delayed in filing such response as a result of its workload and turnover of staff that manage the Company.


Yours faithfully
/s/ PETER LEE
PETER LEE
Director, CFO & Secretary